101 2nd St Ste 1500 • San Francisco, CA 94105-3656 • (P) 415 593-5464 • (F) 415 896-5680

July 10, 2014

Via E-mail
David L. Orlic
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington DC 20549

Re:	Amendment No. 1 to Schedule TO-I
Filed July 3, 2014
File No. 005-88191

Dear Mr. Orlic:

On behalf of Prosper Marketplace, Inc., a Delaware corporation (“Prosper”), we are providing the following responses to the comment letter dated July 8, 2014 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) regarding Amendment No. 1 to Prosper’s Schedule TO-I. The responses set forth below are numbered to correspond to the numbered comments in the Staff’s comment letter, which have been reproduced here for ease of reference. Please note that all page numbers in our responses refer to Amendment No. 1 to Schedule TO-I.

General

1.	Please confirm that you have disseminated disclosure of the changes made in response to prior comment 1 in a manner reasonably calculated to inform security holders of the change. See Rule 13e-4(e)(3).

Response: We hereby confirm that we have disseminated disclosure of the changes made in response to prior comment 1 in a manner reasonably calculated to inform security holders of the change.

Arrangements with Affiliates, Directors and Executive Officers, page 21

2.	We note your response to prior comment 5. Please file the remaining stock purchase agreements as exhibits to your Schedule TO. Please note that the staff generally would expect at least five business days to remain in an offer following a material change.

Response:  In response to this comment we have filed the remaining stock purchase agreements as exhibits to the Schedule TO.

3.	We note your response to prior comment 6. Please provide further support for your assertion that the material provisions of exhibits (d)(7), (d)(8) and (d)(9), including Sections 3.3 and 3.5 of the investors’ rights agreement and Sections 2(a) and (9)(k) of the voting agreement do not need to be disclosed in the offering document. Provisions granting board observer rights and approval rights for certain acquisitions, and provisions regarding the election of directors, appear to be material. Furthermore, the fact that these provisions may not be material to holders of notes or PMI Management Rights does not appear to be dispositive – disclosure is required to holders of the subject securities. Finally, we note that this disclosure would not be considered immaterial simply by virtue of its having been provided privately to those holders. This comment also applies to newly-filed exhibit (d)(10), although we are not yet in receipt of your confidential treatment request with respect to that document.

Response:  In response to this comment we have revised the Schedule TO to include the information referenced by the Staff’s comment.  In light of these changes, we withdraw our request for confidential treatment of the Voting Agreement and have refiled the Investor Rights Agreement to unredact the information covered by this comment.  In addition, we have submitted a confidential treatment request for Exhibit (d)(10) in connection with this amendment and will submit a revised confidential treatment request for the Investor Rights Agreement, along with new confidential treatment requests for Exhibits (d)(11) and (d)(12), which are being filed with this amendment.

*            *            *            *            *            *            *            *            *            *
You may contact me at (415) 593-5411, or if I am not available, Keir Gumbs at (202) 662-5500 or by email at kgumbs@cov.com if you have any questions regarding our comments.

Sincerely,

/s/ Sachin Adarkar

Sachin Adarkar
General Counsel

cc:	Via Email Keir D. Gumbs, Esq. Covington & Burling LLP